Exhibit 99.1

LATAM reinforces domestic connectivity in Brazil, Chile, Colombia and Peru

●	In these four markets, LATAM Airlines Group will add 11 domestic routes during January, reaching 112 destinations.

●	In December, the LATAM passenger operation amounted to 38.3% (measured in Available Seat Kilometer - ASK) in relation to the same period last year, continuing the gradual recovery seen in recent months.

Santiago, January 12, 2021. – With the resumption of 11 domestic routes in Brazil, Chile, Colombia and Peru, LATAM Airlines Group estimates that the operation for January 2021 could reach 40%, when compared to the same month of 2020. These new routes would total 770 daily domestic and international flights connecting 112 destinations in 16 countries. Of the LATAM affiliates, Chile projects a passenger operation of 30% for January due to setbacks in the reopening processes of many regions across the country and increased restrictions for both domestic and international transport.

LATAM Cargo foresees a beginning of the year in which it will maximize the use of its fleet, especially before February 14, in order to strengthen logistics for the transport of flowers from Colombia and Ecuador.

All projections are subject to the evolution of the pandemic, as well as travel restrictions in the countries where LATAM operates.

During December 2020, the traffic (measured in revenue-passenger kilometers - RPK) was 34.5% in relation to the same month last year. This traffic considered a passenger operation of 38.3% (measured in available seat kilometer - ASK) compared to the same month of the previous year, resulting in a load factor decrease of 8.4 percentage points to 75.2%.  The operation has shown signs of a gradual recovery during the last few months and in October and November of 2020, LATAM operated 26.8% and 33.4% of its capacity, respectively, when compared to the same periods of 2019.

The cargo load factor was 62.6%, 5.4 percentage points over the same period last year, highlighting the key role played by LATAM Cargo in recent months.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

LATAM Operation - January 2021

Brazil

•      46% projected operation (versus January 2020)

o       63% domestic and 24% international

•      January total routes: 85 domestic (equivalent to 406 daily flights) and 15 international.

•      Three new domestic routes, as of January 1st:

o       Brasilia-Porto Seguro (as of January 1st)

o       São Paulo/Congonhas-Foz do Iguaçu (as of January 1st)

o       São Paulo/Congonhas-Ilhéus (as of January 1st)

•      Two new international routes

o       São Paulo/Guarulhos-Bogotá (as of January 1st)

o        Río de Janeiro/Galeão-Santiago (as of January 1st)

Chile

•      30% projected operation (versus January 2020)

o       35% domestic and 27% international

•      January total routes: 15 domestic (equivalent to 92 daily flights) and 14 internationals.

•      Two new domestic routes:

o       Santiago-Valdivia (as of January 1st)

o       Antofagasta-Concepción (as of January 4th)

•      New international route:

o       Santiago-Río de Janeiro/Galeão (as of January 1st)

Colombia

•      64% projected operation (versus January 2020)

o       67% domestic and 61% international

•      January total routes: 23 domestic (equivalent to 100 daily flights) and 5 internationals

•      Six new domestic routes:

o       Cali-Medellín (as of January 1st)

o       San Andrés-Medellín (as of January 1st)

o       Bogotá-Valledupar (as of January 1st)

o       Cali-Santa Marta (as of January 18)

o       Cali-Barranquilla (as of January 25)

o       Medellín-Montería (as of January 25)

Ecuador	• 30% projected operation (versus January 2020) o 50% domestic and 22% international • January total routes: 6 domestic routes (equivalent to 17 daily flights) and 3 international routes are kept.
Peru	• 38% projected operation (versus January 2020) o 57% domestic and 31% international • January total routes: 18 domestic routes (equivalent to 104 daily flights) and 17 international routes

December 2020 Traffic Report

	December				Full Year
	2020	2019	% Change		2020	2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	3,787	10,992	-65.5%		42,624	124,521	-65.8%
DOMESTIC SSC (1)	865	1,970	-56.1%		8,346	22,093	-62.2%
DOMESTIC BRAZIL (2)	1,953	3,438	-43.2%		16,658	33,363	-50.1%
INTERNATIONAL (3)	969	5,585	-82.6%		17,620	69,065	-74.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	5,035	13,153	-61.7%		55,688	149,112	-62.7%
DOMESTIC SSC (1)	1,150	2,485	-53.7%		10,975	27,337	-59.9%
DOMESTIC BRAZIL (2)	2,348	3,986	-41.1%		20,830	40,442	-48.5%
INTERNATIONAL (3)	1,537	6,682	-77.0%		23,883	81,332	-70.6%

PASSENGER LOAD FACTOR
SYSTEM	75.2%	83.6%	-8.4 pp		76.5%	83.5%	-7.0 pp
DOMESTIC SSC (1)	75.2%	79.3%	-4.0 pp		76.1%	80.8%	-4.8 pp
DOMESTIC BRAZIL (2)	83.2%	86.2%	-3.1 pp		80.0%	82.5%	-2.5 pp
INTERNATIONAL (3)	63.1%	83.6%	-20.5 pp		73.8%	84.9%	-11.1 pp

PASSENGERS BOARDED (thousand)
SYSTEM	2,991	6,870	-56.5%		28,299	74,189	-61.9%
DOMESTIC SSC (1)	1,129	2,395	-52.9%		9,822	26,619	-63.1%
DOMESTIC BRAZIL (2)	1,639	3,191	-48.6%		14,461	31,384	-53.9%
INTERNATIONAL (3)	224	1,284	-82.6%		4,016	16,186	-75.2%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	262	305	-14.2%		3,078	3,526	-12.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	418	533	-21.6%		4,708	6,357	-25.9%

CARGO LOAD FACTOR
SYSTEM	62.6%	57.2%	5.4	pp	65.4%	55.5%	9.9	pp

About LATAM Airlines Group S.A.

LATAM is Latin America’s leading airline group, with presence in five domestic markets in South America: Brazil, Chile, Colombia, Ecuador and Peru, along with international operations within Latin America and to Europe, US and the Caribbean.

The group operates a fleet including Boeing 787, Airbus A350, A321, A320neo and A319 aircraft, the most modern models of their kind.

LATAM is the only airline group of the Americas and one three in the world to join the Dow Jones Sustainability Index World, where it’s recognized for its sustainable practices, based on three criteria: economics, social and environmental.

The shares of LATAM Airlines Group are traded in the Santiago Stock Exchange and in the US, its ADRs are traded in the OTC (over-the-counter) markets.

For further information, visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

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